# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cricut, Inc., CIK 0001828962
CUSIP: 22658D100
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10855 South River Front Parkway, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001851564

## Reporting persons
- Ashish Arora: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 20,484,532; shared voting power 5,188,359; sole dispositive power 20,484,532; shared dispositive power 5,188,359; aggregate amount beneficially owned 25,672,891 (32.67% of the class)
  Comment: The shares set forth in Rows 5 and 7 consist of (a) 2,275,528 shares of Class A common stock held of record by Mr. Arora; (b) 16,137,062 shares of Class B common stock held of record by Mr. Arora and 2,000,000 shares of Class B common stock held of record by the AA GRAT A dated August 14, 2026 for which Mr. Arora serves as trustee; and (c) 71,942 shares of Class A common stock subject to stock option awards held by Mr. Arora exercisable within 60 days of September 30, 2026. The shares set forth in Rows 6 and 8 consist of (a) 2,000,000 shares of Class B common stock held of record by the MA GRAT A dated August 14, 2026 for which Mr. Arora's spouse serves as trustee; (b) 2,558,065 shares of Class B common stock held of record by the Rushil Arora Trust dated January 20, 2021, for which Mr. Arora and his spouse serve as trustees; and (c) 630,294 shares of Class B common stock held of record by the Arora Trust, for which Mr. Arora and his spouse serve as trustees. The shares set forth in Row 9 consist of (a) 2,275,528 shares of Class A common stock held of record by Mr. Arora; (b) 16,137,062 shares of Class B common stock held of record by Mr. Arora and 2,000,000 shares of Class B common stock held of record by the AA GRAT A dated August 14, 2026 for which Mr. Arora serves as trustee; (c) 71,942 shares of Class A common stock subject to stock option awards held by Mr. Arora exercisable within 60 days of September 30, 2026; (d) 2,000,000 shares of Class B common stock held of record by the MA GRAT A dated August 14, 2026 for which Mr. Arora's spouse serves as trustee; (e) 2,558,065 shares of Class B common stock held of record by the Rushil Arora Trust dated January 20, 2021, for which Mr. Arora and his spouse serve as trustees; and (f) 630,294 shares of Class B common stock held of record by the Arora Trust, for which Mr. Arora and his spouse serve as trustees. The percentage set forth in Row 11 is calculated based on 78,582,975 shares of Class A common stock of the Issuer, which includes (a) 55,185,612 shares of Class A common stock outstanding as of September 30, 2026, (b) 23,325,421 shares of convertible Class B common stock beneficially owned by Mr. Arora, and (c) 71,942 shares of Class A common stock subject to stock option awards held by Mr. Arora exercisable within 60 days of September 30, 2026, and assumes that only shares of convertible Class B common stock beneficially owned by Mr. Arora convert to Class A common stock. Assuming the conversion of all Class B common stock into Class A common stock, the percentage in row 11 would equal 12.33%.

## Item 1. Issuer
Name of issuer: Cricut, Inc.
Address of issuer's principal executive offices: 10855 South River Front Parkway South Jordan, UT 84095

## Item 2. Person Filing
Name of person filing: Ashish Arora
Address of principal business office or, if none, residence: c/o Cricut, Inc. 10855 South River Front Parkway South Jordan, UT 84095
Citizenship: Reference is made to the response to Row 4 of this Schedule 13G/A (this "Schedule"), which responses are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is made to the response to Row 9 on page 2 of this Schedule, which response is incorporated herein by reference.
Percent of class: Reference is made to the response to Row 11 on page 2 of this Schedule, which response is incorporated herein by reference.
Sole power to vote or to direct the vote: Reference is made to the response to Row 5 on page 2 of this Schedule, which response is incorporated herein by reference.
Shared power to vote or to direct the vote: Reference is made to the response to Row 6 on page 2 of this Schedule, which response is incorporated herein by reference.
Sole power to dispose or to direct the disposition: Reference is made to the response to Row 7 on page 2 of this Schedule, which response is incorporated herein by reference.
Shared power to dispose or to direct the disposition: Reference is made to the response to Row 8 on page 2 of this Schedule, which response is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ashish Arora: /s/ Ashish Arora, Ashish Arora (11/12/2026)